File No. 70-8611


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                 ______________________________

                 POST-EFFECTIVE AMENDMENT NO. 1
                               TO
                            FORM U-1
                 _______________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                   SOUTHERN OHIO COAL COMPANY
                    CENTRAL OHIO COAL COMPANY
                      WINDSOR COAL COMPANY
                       OHIO POWER COMPANY
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
           and address of principal executive office)

                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           American Electric Power Service Corporation
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



                           BACKGROUND
     Southern Ohio Coal Company ("SOCCo") and Windsor Coal Company ("Windsor"), West Virginia corporations, and Central Ohio Coal Company ("COCCo"), an Ohio corporation (collectively, the "Companies"), are subsidiaries of Ohio Power Company ("Ohio Power"), an electric utility subsidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Pursuant to an order issued by the Commission in this proceeding on September 13, 1996 (HCAR No. 26573), the Companies and Ohio Power were authorized to return excess capital to Ohio Power through declaration of a dividend on their common stock out of capital surplus. Specifically, SOCCo was authorized to pay up to $68,000,000 out of capital surplus to Ohio Power by December 31, 1998, as one or more dividends on its common stock.
     On October 1, 1996, SOCCo declared and paid a dividend to Ohio Power out of capital surplus in the amount of $20,858,473, leaving $47,141,527 authorized to be paid out of capital surplus. On or about June 26, 1997, SOCCo will receive approximately $50,000,000 from an institutional investor from the sale-leaseback of its Meigs Division coal preparation plant, intermine coal conveyor and overland coal conveyor ("SOCCo Plant"), as fully described in the original file. SOCCo intends to dividend the remaining authorized $47,141,527 to Ohio Power on June 26, 1997, leaving SOCCo with $2,858,473 of cash proceeds from the sale-leaseback transaction. The remaining sale-leaseback proceeds and the cash generated from SOCCo's Meigs Division are in excess of the $68,000,000 previously authorized and far exceed the amount of its working capital requirements. Therefore, SOCCo desires, pending the Commission's authorization, to increase the amount of dividend it can pay out of capital surplus from the $68,000,000 previously authorized to $83,806,814, an increase of $15,806,814.
                              * * *
     SOCCo and Ohio Power hereby amend their Application or Declaration on Form U-1 in File No. 70-8611, as heretofore amended:
     1. By adding the following paragraphs at the end of ITEM 1A as follows:
          "SOCCo seeks to increase the amount of dividend it can pay out of capital surplus by an additional $15,806,814. Such dividends or distributions would be declared on outstanding shares out of surplus. Surplus is defined as the excess of a corporation's assets over its liabilities plus stated capital. As shown on the attached financial statements, at March 31, 1997, SOCCo had a surplus of $115,894,113.
FN1  Total assets as of March 31, 1997 were $335,645,324;
     total liabilities were $219,746,211; stated capital was $5,000. Since capital surplus is the excess of assets over liabilities plus stated capital, SOCCo had surplus of $115,894,113 ($335,645,324 minus $219,746,211 minus
     $5,000 equals $115,894,113). The capital surplus as of March 31, 1997, was comprised of retained earnings in the amount of $24,063,579, of which $863,988 is allocable to Meigs and $23,199,591 is allocable to SOCCo's currently inactive Martinka Division, and other paid-in capital in the amount of $91,830,534.

SOCCo's capital structure at March 31, 1997 consisted of long-term debt including capital lease obligations in the amount of $92,467,186 and common equity in the amount of $115,899,113; stated differently, SOCCo's debt ratio was 44.4 percent and its equity ratio was 55.6 percent.
          SOCCo proposes herein that its Board of Directors declare a dividend out of its capital surplus of an additional amount up to $15,806,814 when the cash is available, but in no event later than December 31, 1998. The attached financial statements indicate SOCCo's capital structure after paying such dividends.
          In accordance with this Commission's order dated December 10, 1982, (HCAR No. 22770; File No. 70-6447), Ohio Power is
entitled to earn up to a specified rate of return on its capital contributions to SOCCo.
FN2 As of March 31, 1997, Ohio Power's common equity in SOCCo was comprised of retained earnings and the following three layers, established pursuant to Holding Company Act Release Nos. 20515, 21008, 21537, 22129 and 22401, all
     totalling $115,899,113: (1) $60,157,220 with a 12.11
     percent annual rate of return; (2) $26,239,500 with a
     12.04 percent annual rate of return; and (3) $5,438,814 with a 13.58 percent annual rate of return. The retained earnings balance, which does not generate a return, was $24,063,579. The $20,858,473 dividend declared on
     October 1, 1996 was paid to Ohio Power to reduce the 13.58% and 12.11% layers of equity.

     SOCCo sold its Martinka Division and most of the Martinka-related coal reserves to an unaffiliated company. No return on equity investment associated with that operation has been billed since the Division ceased mining coal effective July 1, 1992. All costs associated with the Martinka Division since then are billed to Ohio Power, thereby eliminating any earnings effect to SOCCo. Since July 1, 1992, SOCCo's billable equity layers have been distributed to the Meigs and Martinka Divisions based on a frozen net book value formula method, with
     74.37 percent allocable to the Meigs Division.

The terms of the Indenture dated as of October 1, 1972, as amended, between SOCCo and Ohio Power, include such return as a component of the compensation payable to SOCCo for supplying coal to Ohio Power. If the Commission authorizes SOCCo to pay the requested dividend, Ohio Power's total capital investment in SOCCo will be reduced by the amount of such dividend. The effect of this reduction in Ohio Power's capital investment will be to remove from Ohio Power's cost of coal the return associated with the portion of its capital investment represented by the amount of the dividend, thereby reducing Ohio Power's cost of coal.
          SOCCo is seeking authorization from the Commission to pay Ohio Power dividends of an additional $15,806,814 on its common stock out of capital surplus. If the Commission authorizes payment of the requested dividends, SOCCo anticipates that the layers of equity will be reduced in direct relation to cost with the highest-cost equity layer reduced first, thus slightly reducing the present weighted average return on equity."
     2. By adding the following paragraph to ITEM 2. FEES, COMMISSIONS AND EXPENSES:
          "No fees, commissions or expenses other than expenses estimated not to exceed $1,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by the Companies or any associate company in connection with the additional authority sought in this Post-Effective Amendment."
     3. By adding the following paragraph to ITEM 3. APPLICABLE STATUTORY PROVISIONS:
     "The Companies consider Section 12(c) of the 1935 Act and Rule 46 thereunder to be applicable to the proposed additional dividends."
     4. The following financial statements are filed as part of this statement:
     Balance Sheets as of March 31, 1997 and Statements of Income and Retained Earnings for the twelve months ended March 31, 1997, of the Companies and American Electric Power Company, Inc., and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction.

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by their duly authorized officer.
                              SOUTHERN OHIO COAL COMPANY
                              WINDSOR COAL COMPANY
                              CENTRAL OHIO COAL COMPANY
                              OHIO POWER COMPANY


                              By:   /s/ A. A. Pena
                                   Treasurer

June 27, 1997
                                                      70-8611.pe1